Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-253693

$1,500,000,000 7.119% Fixed-to-Floating Rate Subordinated Callable Notes due 2034

Barclays PLC

Pricing Term Sheet

Issuer:	Barclays PLC (the “Issuer”)

Notes:	$1,500,000,000 7.119% Fixed-to-Floating Rate Subordinated Callable Notes due 2034 (the “Notes”)

Expected Issue Ratings[1]:	Baa1 (Moody’s) / BBB- (S&P) / BBB+ (Fitch)

Status:	Dated Subordinated Debt / Unsecured / Tier 2

Legal Format:	SEC registered

Principal Amount:	$1,500,000,000

Trade Date:	June 20, 2023

Settlement Date:	June 27, 2023 (T+5) (the “Issue Date”)

Maturity Date:	June 27, 2034 (the “Maturity Date”)

Fixed Rate Period Coupon:	From (and including) the Issue Date to (but excluding) the Par Redemption Date (as defined below) (the “Fixed Rate Period”), the Notes will bear interest at a rate of 7.119% per annum.

Floating Rate Period Coupon:	From (and including) the Par Redemption Date to (but excluding) the Maturity Date (the “Floating Rate Period”), the applicable per annum interest rate will be equal to the Benchmark (as defined below, such term subject to the provisions described under “Description of Subordinated Notes” in the Preliminary Prospectus Supplement) as determined on the applicable Interest Determination Date (as defined below), plus the Margin (as defined below) (the “Floating Interest Rate”). The Floating Interest Rate will be calculated quarterly on each Interest Determination Date.

During the Floating Rate Period, each interest period on the Notes will begin on (and include) a Floating Rate Period Interest Payment Date (as defined below) and end on (but exclude) the next succeeding Floating Rate Period Interest Payment Date (each, a “Floating Rate Interest Period”); provided that the first Floating Rate Interest Period will begin on (and include) the Par Redemption Date and will end on (but exclude) the first Floating Rate Period Interest Payment Date.

Par Redemption Date:	June 27, 2033 (the “Par Redemption Date”)

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Fixed Rate Period Interest Payment Dates:	During the Fixed Rate Period, interest will be payable semi-annually in arrear on June 27 and December 27 in each year, from (and including) December 27, 2023 up to (and including) the Par Redemption Date.

Floating Rate Period Interest Payment Dates:	During the Floating Rate Period, interest will be payable quarterly in arrear on September 27, 2033, December 27, 2033, March 27, 2034 and the Maturity Date (each, a “Floating Rate Period Interest Payment Date”).

Interest Determination Dates:	The second USGS business day preceding the applicable Floating Rate Period Interest Payment Date (each, an “Interest Determination Date”).

Benchmark:	Compounded Daily SOFR (calculated as described under “Description of Subordinated Notes—Calculation of the Benchmark” in the Preliminary Prospectus Supplement), subject to the Benchmark Transition Provisions.

Day Count:	30/360, Following, Unadjusted, for the Fixed Rate Period. Actual/360, Modified Following, Adjusted, for the Floating Rate Period.

Business Days:	Any weekday, other than one on which banking institutions are authorized or obligated by law, regulation or executive order to close in London, England or in the City of New York, United States.

Preliminary Prospectus Supplement:	Preliminary Prospectus Supplement dated June 20, 2023 (the “Preliminary Prospectus Supplement,” incorporating the Prospectus dated March 1, 2021 relating to the Notes (the “Base Prospectus”)). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgement:	Yes. See the section entitled “Description of Subordinated Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Preliminary Prospectus Supplement and the section entitled “Description of Debt Securities—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Base Prospectus.

Ranking:	The ranking of the Notes is described under “Description of Subordinated Notes—Ranking” in the Preliminary Prospectus Supplement.

Optional Redemption:	The Notes are redeemable as described under “Description of Subordinated Notes—Redemption Provisions—Optional Redemption” in the Preliminary Prospectus Supplement.

Tax Redemption:	The Notes are also redeemable as described under “Description of Subordinated Notes—Redemption Provisions—Tax Redemption” in the Preliminary Prospectus Supplement.

Regulatory Event Redemption:	The Notes are also redeemable as described under “Description of Subordinated Notes—Redemption Provisions—Regulatory Event Redemption” in the Preliminary Prospectus Supplement.

Margin:	357 bps (the “Margin”)

Benchmark Treasury:	UST 3.375% due May 15, 2033

Spread to Benchmark Treasury:	340 bps

Reoffer Yield:	7.119%

Issue Price:	100.000%

Underwriting Discount:	0.450%

Net Proceeds:	$1,493,250,000

Sole Bookrunner:	Barclays Capital Inc.

Senior Co-Managers:	BBVA Securities Inc., CIBC World Markets Corp., ING Financial Markets LLC, Intesa Sanpaolo S.p.A., Lloyds Securities Inc., Natixis Securities Americas LLC, Nomura Securities International, Inc., Nordea Bank Abp, RBC Capital Markets, LLC, RB International Markets (USA) LLC, Santander US Capital Markets LLC, SMBC Nikko Securities America, Inc., TD Securities (USA) LLC

Co-Managers:	Bancroft Capital, LLC, Bankinter SA, Capital One Securities, Inc., CastleOak Securities, L.P., Citizens Capital Markets, Inc., C.L. King & Associates, Inc., DBS Bank Ltd., DZ Financial Markets LLC, Falcon Square Capital LLC, Multi-Bank Securities, Inc., nabSecurities, LLC, PNC Capital Markets LLC, Rabo Securities USA, Inc., SG Americas Securities, LLC, Truist Securities, Inc., U.S. Bancorp Investments, Inc.

Risk Factors:	An investment in the Notes involves risks. See “Risk Factors” section beginning on page S-22 of the Preliminary Prospectus Supplement.

Denominations:	$200,000 and integral multiples of $1,000 in excess thereof.

ISIN/CUSIP:	US06738ECH62 / 06738E CH6

Legal Entity Identifier (“LEI”) Code:	213800LBQA1Y9L22JB70

Settlement:	The Depository Trust Company; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-253693) and to be issued pursuant to the Dated Subordinated Debt Securities Indenture dated May 9, 2017 (as heretofore amended and supplemented), between the Issuer and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), as amended and supplemented by the Fifth Supplemental Indenture, to be entered into on or about the Issue Date, between the Issuer, the Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Dated Subordinated Debt Security Registrar.

Listing:	We will apply to list the Notes on the New York Stock Exchange.

Calculation Agent:	The Bank of New York Mellon, New York, or its successor appointed by the Issuer.

Governing Law:	New York law, except for the subordination provisions and the waiver of set-off provisions which will be governed by English law.

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Base Prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Base Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the Base Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling +1 888 603 5847.

It is expected that delivery of the Notes will be made for value on or about June 27, 2023, which will be the fifth (5th) business day in the United States following the date of pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, purchases or sales of Notes in the secondary market generally are required to settle within two (2) business days (T+2), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes on the date of the prospectus supplement or the next two (2) succeeding business days, will be required, because the Notes initially will settle within five (5) business days (T+5) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade on the date of the prospectus supplement or the next two (2) succeeding business days should consult their own legal advisers.

No EEA or UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail in the EEA or the United Kingdom.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000, as amended, does not apply (such persons being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity (including, but not limited to, any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities) to which this communication relates will only be available to, and will only be engaged with, relevant persons.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act 2001 of Singapore (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Securities are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

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